January 5, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Re:	Aurora Innovation, Inc.
Registration Statement on Form S-3
File No. 333-276317
Acceleration Request
Requested Date: January 8, 2024
Requested Time: 4:01 P.M. Eastern Time or as soon as possible thereafter
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aurora Innovation, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-276317) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan Baier at (312) 636-2073.

Sincerely,

AURORA INNOVATION, INC.

/s/ Nolan Shenai
Nolan Shenai
General Counsel

cc:	Chris Urmson
Aurora Innovation, Inc.

Megan J. Baier
David G. Sharon
Wilson Sonsini Goodrich & Rosati, P.C.